Schedule B

BAT Directors and Officers

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below. Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual's name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

British American Tobacco p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Luc Jobin (Chair)	Canada	Chair of BAT
Holly Keller Koeppel (Senior Independent Director)	U.S.A.	Non-Executive Director of BAT, Senior Independent Director of Flutter Entertainment plc, and a Director of The AES Corporation and Arch Resources Inc.
Tadeu Marroco	Brazil/United Kingdom	Chief Executive
Soraya Benchikh	France/United Kingdom	Chief Financial Officer
Krishnan Anand (Non-Executive Director)	U.S.A.	Non-Executive Director of BAT, Director of Wingstop Inc., Chief Executive Officer of Igniting Business Growth LLC and Chairman and Chief Executive Officer of Igniting Consumer Growth Acquisition Co.
Karen Guerra (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT
Uta Kemmerich-Keil (Non-Executive Director)	Germany	Non-Executive Director of BAT, Non-Executive Director of Beiersdorf AG, Karo Healthcare AB, Klosterfrau Healthcare Group and Schott AG, Director of Farco Pharma GmbH and Advisory Board Member of Röchling SE & Co KG
Véronique Laury (Non-Executive Director)	France	Non-Executive Director of BAT and Board member of Sodexo SA, Inter IKEA Holding B.V., Eczacıbaşı Holding Company and Societe Bic S.A.
Darrell Thomas (Non-Executive Director)	U.S.A	Non-Executive Director of BAT, Independent Director of Dorman Products Inc., Non-Executive Director of Scotia Holdings (US) Inc. and Vontier Corporation and Finance Committee member of Sojourner Family Peace Center Inc.
Serpil Timuray	Turkey/United Kingdom	Non-Executive Director of BAT, Non-Executive Director of TPG Telecom plc, CEO of Vodafone Investments, Rotating Chair of Supervisory Board, and Remuneration Committee of Vodafone Ziggo, Non-Executive Director and Chairman of Vodafone Turkey, Director of Board of DEIK DTIK and Director of Thirty Club of London

British American Tobacco (1998) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A./United Kingdom	Director, Legal and General Counsel
Soraya Benchikh	France/United Kingdom	Chief Financial Officer
Kingsley Wheaton	United Kingdom	Chief Corporate Officer

British American Tobacco (2012) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Patrick Ian Booth	United Kingdom	Group Chief Accountant
Ruth Wilson	United Kingdom	Head of Group Corporate Governance
Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)
Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

British American Tobacco (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Patrick Ian Booth	United Kingdom	Group Chief Accountant
Ruth Wilson	United Kingdom	Head of Group Corporate Governance
Daniel Wang Kit Wong	United Kingdom	Head of Corporate Treasury
Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)
Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

Weston (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A/United Kingdom	Director, Legal and General Counsel
Soraya Benchikh	France/United Kingdom	Chief Financial Officer
Pablo Daniel Sconfianza (resigned February 28, 2025)	Italy	Group Finance Controller

B.A.T. Industries p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Caroline Ferland	Canada	Group Company Secretary
Neil Arthur Wadey	United Kingdom	Group Head of Treasury
John Fry	United Kingdom	Group Head of Corporate Tax
Pablo Daniel Sconfianza (resigned February 28, 2025)	Italy	Group Finance Controller

British-American Tobacco (Holdings) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A./United Kingdom	Director, Legal and General Counsel
Luciano Comin	Italy, Argentina	Marketing Director, Combustibles & New Categories
Mihovil James Dijanosic	Australia	Regional Director, Asia-Pacific, Middle East and Africa
Syed Javed Iqbal	Pakistan	Director, Digital and Information
Zafar Aslam Khan	Pakistan	Director, Operations
Tadeu Luiz Marroco	Brazil/United Kingdom	Chief Executive
Johan Maurice Vandermeulen	Belgium	Chief Operating Officer
Kingsley Wheaton	United Kingdom	Chief Corporate Officer
Andrew James Barrett	United Kingdom	Director, Business Development
Dr Cora Koppe-Stahrenberg	Germany	Chief People Officer
Paul McCrory	United Kingdom	Director, Corporate & Regulatory Affairs
Frederico Pinto Monteiro	Brazil	Regional Director, Americas & Europe
James Murphy	Ireland	Director, Research & Science
David Stephen Waterfield	United Kingdom	President & CEO, Reynolds American Inc.
Soraya Benchikh	France/United Kingdom	Chief Financial Officer

Louisville Securities Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Andrew James Barrett	United Kingdom	Director, Business Development
John Fry	United Kingdom	Group Head of Corporate Tax
Neil Arthur Wadey	United Kingdom	Group Head of Treasury
Ruth Wilson	United Kingdom	Head of Group Corporate Governance
Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)
Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

BATUS Holdings Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Alden H. Smith (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Timothy N. Derr (Secretary and Director) 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805	U.S.A.	Transaction Manager of Corporation Service Company, whose business address is 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805, and whose principal business is the provision of corporate and administrative services
Karen Calix (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Assistant Controller of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Anthony B. Petitt (President) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Craig Harris (Vice President and Director)	United Kingdom	Assistant General Counsel – Corporate & Commercial Legal
David Booth (Vice President and Director)	United Kingdom	Group Chief Accountant
Javier F. Suarez (Vice President – Tax) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Steven W. Coppock (Treasurer) Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808	U.S.A.	Accounting Manager of Gunnip & Company LLP, whose business address is Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808, and whose principal business is the provision of accounting and corporate consulting services
Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

BT DE Investments Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Adin Trbonja (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President & Deputy General Counsel of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Andrew James Barrett (Director)	United Kingdom	Director, Business Development
Neil Arthur Wadey (Director)	United Kingdom	Group Head of Treasury
Christopher S. Junker (Vice President and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Scientific & Regulatory Affairs of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Anthony B. Petitt (Vice President & Assistant Treasurer and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Annie Goman (President)	United Kingdom	Category Head, Cannabis
Chris Voelker (General Counsel)	United Kingdom	Head of Legal, Beyond Nicotine
Juan Palacios (Vice President) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Business Development of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
William J. Conlin IV (Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Counsel – Commercial/Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Carlos Cardoza Benitez (Treasurer) 401 North Main Street, Winston-Salem, NC 27101	Argentina	Director – Finance of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Javier F. Suarez (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Alden H. Smith (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101